SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2026 – September 30, 2026) filed with the Tokyo Stock Exchange on Monday, November 9, 2026.

2.	Announcement Regarding Interim Dividend for the Fiscal Year Ending March 31, 2027

3.	Notice Regarding Recognition of Equity in Net Income of Equity Method Investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 9, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Member of the Board of Directors Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Consolidated Financial Results

April 1, 2026 - September 30, 2026

November 9, 2026

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2026 to September 30, 2026

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2026

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues*2	Year-on-Year Change	Operating Income*2	Year-on-Year Change	Income from Continuing Operations before Income Taxes *2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2026	1,673,875	9.6%	239,520	3.9%	1,117,880	195.0%	856,218	215.8%
September 30, 2025	1,527,599	11.2%	230,424	25.3%	378,951	55.3%	271,096	48.2%

*Note 1:

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥824,988 million for the six months ended September 30, 2026 (year-on-year change was a 68.9% increase) and ¥488,394 million for the six months ended September 30, 2025 (year-on-year change was a 715.4% increase)

*Note 2:

As a result of the decision to sell the shares of ORIX Bank Corporation (“ORIX Bank”), a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, total revenues, operating income and income from continuing operations before income taxes for the six months ended September 30, 2026 are presented on a continuing operations basis, excluding the results of the business of ORIX Bank, which has been separately presented as discontinued operations. The corresponding amounts for the six months ended September 30, 2025 have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2026	785.16	783.50
September 30, 2025	240.42	239.91

*Note 3:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2026	15,606,595	5,171,623	5,093,303	32.6%
March 31, 2026	18,002,776	4,573,068	4,482,500	24.9%

*Note 4:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2026	—	93.76	—	62.34	156.10
March 31, 2027	—	113.56

March 31, 2027 (Est.)			—	—	187.36

*Note 5:	Revision from the previously announced dividend forecast: No

For the fiscal year ending March 31, 2027, after-tax gains or losses arising from the sale and valuation of shares of Kioxia Holdings Corporation (Head office: Minato-ku, Tokyo; President and CEO: Hiroo Ota; “Kioxia”), recognized through TB Investment Limited Partnership, an equity-method affiliate of ORIX Corporation, in connection with transactions by Toshiba Corporation (Head office: Kawasaki City, Kanagawa Prefecture; President and CEO: Taro Shimada; “Toshiba”), are recognized in ORIX Corporation’s consolidated earnings. Although such gains or losses are substantial, such valuation gains or losses are expected to fluctuate with future changes in Kioxia’s share price and therefore remain uncertain. In addition, ORIX Corporation will not directly receive cash inflows corresponding to such gains or losses.

Accordingly, ORIX Corporation’s dividend policy for the fiscal year ending March 31, 2027 is that the annual dividend will be the higher of either an amount calculated by applying 39% to adjusted EPS calculated based on adjusted net income attributable to ORIX Corporation Shareholders excluding such gains or losses on an after-tax basis, or ¥156.10 per share. Based on this policy, the dividend for the second quarter-end was calculated based on adjusted EPS for the six months ended September 30, 2026, and the dividend per share was set at ¥113.56 per share, calculated by applying 39% to adjusted EPS based on adjusted net income attributable to ORIX Corporation Shareholders of ¥317,529 million after deducting the after-tax amount of such gains of ¥538,689 million from net income attributable to ORIX Corporation Shareholders of ¥856,218 million for the six months ended September 30, 2026.

3. Forecast for the Year Ending March 31, 2027 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2027	530,000	18.5%

*Note 6:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

*Note 7:	Revision from previously announced forecast for the year ending March 31, 2027: No

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( x ) No ( )

Addition - None ( )	Exclusion -1 ( ORIX Bank Corporation )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Policies

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,124,106,624 as of September 30, 2026, and 1,124,106,624 as of March 31, 2026.

2. The number of treasury stock was 44,564,472 as of September 30, 2026, and 22,484,702 as of March 31, 2026.

3. The average number of outstanding shares was 1,090,177,783 for the six months ended September 30, 2026, and 1,127,416,302 for the six months ended September 30, 2025.

The Company’s shares held through the Board Incentive Plan Trust (3,308,688 shares as of September 30, 2026, and 3,035,102 shares as of March 31, 2026) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2026 to September 30, 2026 are not subject to certified public accountant’s or audit firm’s interim review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2026

		Six months ended September 30, 2025	Six months ended September 30, 2026	Change
				Amount	Percent (%)
Total Revenues *3	(millions of yen)	1,527,599	1,673,875	146,276	10
Total Expenses *3	(millions of yen)	1,297,175	1,434,355	137,180	11
Income from Continuing Operations before Income Taxes *3	(millions of yen)	378,951	1,117,880	738,929	195
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	271,096	856,218	585,122	216
Earnings Per Share (Basic)	(yen)	240.42	785.16	544.74	227
(Diluted)	(yen)	239.91	783.50	543.59	227
ROE (Annualized) *1	(%)	12.7	35.8	23.1	—
ROA (Annualized) *2	(%)	3.15	10.19	7.04	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*3

As a result of the decision to sell the shares of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, Total Revenues, Total Expenses and Income from Continuing Operations before Income Taxes for the six months ended September 30, 2026 are presented on a continuing operations basis, excluding the results of the business of ORIX Bank, which has been separately presented as discontinued operations. The corresponding amounts for the six months ended September 30, 2025 have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

Overview of Business Performance (April 1, 2026 to September 30, 2026)

Total revenues for the six months ended September 30, 2026 increased 10% to ¥1,673,875 million compared to ¥1,527,599 million during the same period of the previous fiscal year primarily due to increases in gains on investment securities and dividends, service income, and sales of goods and real estate.

Total expenses increased 11% to ¥1,434,355 million compared to ¥1,297,175 million during the same period of the previous fiscal year primarily due to increases in selling, general and administrative expenses and costs of goods and real estate sold.

Equity in net income of equity method investments was ¥809,610 million, primarily due to increased equity in net income from a certain equity method investee, partially offset by impairment of certain equity method investments. Gains on sales of subsidiaries and equity method investments and liquidation losses, net decreased 30% to ¥68,750 million compared to the same period of the previous fiscal year.

Due to the above results, income from continuing operations before income taxes for the six months ended September 30, 2026 increased 195% to ¥1,117,880 million compared to ¥378,951 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation Shareholders increased 216% to ¥856,218 million compared to ¥271,096 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the six months ended September 30, 2026 increased 188% to ¥1,147,389 million compared to the same period of the previous fiscal year.

Beginning with the current consolidated fiscal year, the Company has reorganized its reportable segments into Japan & APAC, Infrastructure, USA & Europe, and Insurance, reflecting changes in the segments used by the CODM for resource allocation and performance evaluation purposes. For details of the businesses of each segment, please refer to Note (7), “Segment Information (Unaudited),” under “2. Financial Information.”

On April 27, 2026, the Company decided to sell all shares in ORIX Bank, a consolidated subsidiary, to Daiwa Next Bank, Ltd. As a result of this decision, the operations of ORIX Bank, which had previously been reported as continuing operations, have been classified as discontinued operations in the current fiscal year in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”). Segment information presents amounts relating only to continuing operations and excludes the discontinued operations. For further information on the discontinued operations, see Note (8), “Discontinued Operations Information (Unaudited),” under “2. Financial information.”

In connection with these changes, the segment information for the previous interim consolidated period and as of the end of the previous fiscal year has been retrospectively recast.

Segment information for the six months ended September 30, 2026 is as follows:

Segment Profits	Six months ended September 30, 2025 (millions of yen)	Six months ended September 30, 2026 (millions of yen)	Change (millions of yen)	Key Drivers
Japan & APAC	125,705	916,414	790,709

[+]   Equity in net income of equity method investments (including gains on the sale and valuation of Kioxia shares, reflecting the three-month reporting lag)

[+]   Gain on the sale of SGK Holdings

[–]   Impairment of China Water Affairs (water utility investment in China)

Infrastructure	201,008	82,079	(118,929)

[–]   Absence of prior-year gains from the sale and valuation of Greenko and Ormat

[–]   Absence of prior-year gain on the sale of Hotel Universal Port Vita

[+]   Equity in net income of equity method investments from Avolon

USA & Europe	20,276	91,811	71,535	[+] Valuation gains on private equity investments at ORIX USA [+] Management fee income at ORIX Europe
Insurance	50,856	57,085	6,229	[+] Premium and investment income from the life insurance business
Total Segment Profits	397,845	1,147,389	749,544
Corporate Profits (Losses)	(23,140)	(35,559)	(12,419)
Net Income before Income Taxes Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests	4,246	6,050	1,804
Income from Continuing Operations before Income Taxes	378,951	1,117,880	738,929
Income from Discontinued Operations before Income Taxes	12,531	125,372	112,841

Segment Assets	As of March 31, 2026 (millions of yen)	As of September 30, 2026 (millions of yen)	Change (millions of yen)	Key Drivers
Japan & APAC	4,720,861	5,349,825	628,964	[+] Equity method investments related to Toshiba [–] Assets decreased due to the sale of SGK Holdings [–] Impairment of China Water Affairs
Infrastructure	3,575,072	3,626,329	51,257	[+] Investment in operating leases and equity-method investments in the aircraft leasing business [+] Property under facility operations in the overseas energy business
USA & Europe	2,741,031	2,750,616	9,585	[+] Installment loans and investment in operating leases at ORIX USA [+] Investment in securities at ORIX Europe [–] Sale of private equity investments by ORIX USA
Insurance	3,198,270	3,207,116	8,846
Total Segment Assets	14,235,234	14,933,886	698,652
Corporate Assets	2,966,812	3,045,109	78,297
Assets of Discontinued Operations Held for Sale	3,195,402	0	(3,195,402)
Assets from Inter-Segment Transactions	(2,394,672)	(2,372,400)	22,272
Total Consolidated Assets	18,002,776	15,606,595	(2,396,181)

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2026	As of September 30, 2026	Change
				Amount	Percent (%)
Total Assets	(millions of yen)	18,002,776	15,606,595	(2,396,181)	(13)
(Segment Assets) *3		14,235,234	14,933,886	698,652	5
Total Liabilities	(millions of yen)	13,378,965	10,383,369	(2,995,596)	(22)
(Short-term and Long-term Debt) *3		6,343,295	6,102,486	(240,809)	(4)
Shareholders’ Equity *1	(millions of yen)	4,482,500	5,093,303	610,803	14
Shareholders’ Equity Per Share *2	(yen)	4,080.24	4,732.53	652.29	16

*1	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity” based on U.S. GAAP.
*2	“Shareholders’ Equity Per Share” is calculated using “Total ORIX Corporation Shareholders’ Equity”.
*3

As a result of the decision to sell the shares of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, as a result of presenting the prior-period balances of the assets and liabilities related to the business of ORIX Bank separately as “Assets of Discontinued Operations Held for Sale” and “Liabilities of Discontinued Operations Held for Sale,” respectively, Segment Assets and Short-term and Long-term Debt as of March 31, 2026 have been retrospectively reclassified and presented on a continuing operations basis, excluding the balances of the discontinued operations. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

Total assets decreased 13% to ¥15,606,595 million compared to the end of the previous fiscal year primarily due to a decrease in assets of discontinued operations held for sale, primarily offset by an increase in equity method investments. In addition, segment assets increased 5% to ¥14,933,886 million compared to the end of the previous fiscal year.

Total liabilities decreased 22% to ¥10,383,369 million compared to the end of the previous fiscal year primarily due to a decrease in liabilities of discontinued operations held for sale.

Shareholders’ equity increased 14% to ¥5,093,303 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2026	As of September 30, 2026
Cash and Cash Equivalents		1,015,359	1,127,881
Restricted Cash		114,129	118,872
Net Investment in Leases		1,247,491	1,230,839
Installment Loans		1,488,263	1,534,919
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥78,020 million
September 30, 2026	¥60,859 million
Allowance for Credit Losses		(76,342)	(62,646)
Investment in Operating Leases		2,152,820	2,298,752
Investment in Securities		3,142,498	2,972,743
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥39,796 million
September 30, 2026	¥51,788 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2026
Amortized Cost	¥3,230,567 million
Allowance for Credit Losses	¥(3,505) million
September 30, 2026
Amortized Cost	¥3,368,877 million
Allowance for Credit Losses	¥(3,354) million
Property under Facility Operations		779,075	766,006
Equity method investments		1,304,073	2,071,044
Trade Notes, Accounts and Other Receivable		495,080	431,948
Inventories		269,187	280,237
Office Facilities		189,279	175,832
Goodwill		773,592	750,078
Other Assets		1,912,870	1,910,090
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥1,163 million
September 30, 2026	¥555 million
Assets of Discontinued Operations Held for Sale		3,195,402	0

Total Assets		18,002,776	15,606,595

Liabilities and Equity
Short-term Debt		544,135	561,590
Deposits		2,330	6,603
Trade Notes, Accounts and Other Payable		354,995	312,537
Policy Liabilities and Policy Account Balances		1,943,710	1,953,856
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥138,027 million
September 30, 2026	¥145,670 million
Current and Deferred Income Taxes		684,072	938,096
Long-term Debt		5,799,160	5,540,896
Other Liabilities		1,107,475	1,069,791
Liabilities of Discontinued Operations Held for Sale		2,943,088	0

Total Liabilities		13,378,965	10,383,369

Redeemable Noncontrolling Interests		50,743	51,603

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		235,239	235,772
Retained Earnings		3,502,509	4,290,052
Accumulated Other Comprehensive Income		605,110	573,880
Treasury Stock, at Cost		(81,469)	(227,512)

Total ORIX Corporation Shareholders’ Equity		4,482,500	5,093,303
Noncontrolling Interests		90,568	78,320

Total Equity		4,573,068	5,171,623

Total Liabilities and Equity		18,002,776	15,606,595

Note 1: Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2026	As of September 30, 2026
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(618,351)	(730,364)
Impact of changes in policy liability discount rate	715,382	799,262
Debt valuation adjustments	242	272
Defined benefit pension plans	31,953	40,643
Foreign currency translation adjustments	469,262	454,137
Net unrealized gains on derivative instruments	6,622	9,930

Total	605,110	573,880

Note 2:

As a result of the decision to sell the shares of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, the prior-period balances of the assets and liabilities related to the business of ORIX Bank have been retrospectively reclassified and presented separately as “Assets of Discontinued Operations Held for Sale” and “Liabilities of Discontinued Operations Held for Sale,” respectively. For further information on the discontinued operations, see (8) Discontinued Operations Information (Unaudited).

Note 3:

Goodwill, which was previously included in “Other Assets”, has been presented separately on the consolidated balance sheets since the second quarter of the fiscal year ending March 31, 2027. Accordingly, prior-period consolidated balance sheets have been retrospectively reclassified to conform to the current presentation.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2025	Six months ended September 30, 2026
Revenues :
Finance revenues	137,708	143,964
Gains on investment securities and dividends	41,673	79,643
Operating leases	309,624	325,344
Life insurance premiums and related investment income	299,708	312,741
Sales of goods and real estate	206,964	233,268
Services income	531,922	578,915

Total Revenues	1,527,599	1,673,875

Expenses :
Interest expense	85,029	91,389
Costs of operating leases	201,850	210,824
Life insurance costs	220,628	226,760
Costs of goods and real estate sold	154,612	175,602
Services expense	301,699	318,330
Other (income) and expense	391	(2,696)
Selling, general and administrative expenses	321,039	401,965
Provision for credit losses	9,781	1,830
Write-downs of long-lived assets	1,397	10,300
Write-downs of securities	749	51

Total Expenses	1,297,175	1,434,355

Operating Income	230,424	239,520
Equity in Net Income of Equity method investments	50,327	809,610
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	98,200	68,750

Income from Continuing Operations before Income Taxes	378,951	1,117,880
Provision for Income Taxes	112,662	345,649

Net Income from Continuing Operations	266,289	772,231

Discontinued Operations
Income from Discontinued Operations before Income Taxes	12,531	125,372
Provision for Income Taxes	3,960	35,830

Net Income from Discontinued Operations	8,571	89,542

Net Income	274,860	861,773

Net Income Attributable to the Noncontrolling Interests	3,691	5,835

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	73	(280)

Net Income Attributable to ORIX Corporation Shareholders	271,096	856,218

Note:

As a result of the decision to sell the shares of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, the results of operations of ORIX Bank are presented separately from continuing operations. The prior-period results of operations related to the business of ORIX Bank have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see (8) Discontinued Operations Information (Unaudited).

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Six months ended September 30, 2025	Six months ended September 30, 2026
Net Income :	274,860	861,773

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(88,065)	(112,019)
Impact of changes in policy liability discount rate	311,459	83,880
Net change of debt valuation adjustments	188	30
Net change of defined benefit pension plans	5,545	8,678
Net change of foreign currency translation adjustments	(4,988)	(16,092)
Net change of unrealized gains (losses) on derivative instruments	(7,093)	3,408
Total other comprehensive income (loss)	217,046	(32,115)

Comprehensive Income	491,906	829,658

Comprehensive Income Attributable to the Noncontrolling Interests	3,043	5,778

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	469	(1,108)

Comprehensive Income Attributable to ORIX Corporation Shareholders	488,394	824,988

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

There are no changes in accounting policies.

(7) Segment Information (Unaudited)

The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly allocates management resources and assesses segment performance by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.

Beginning with the current consolidated fiscal year, the Company has reorganized its reportable segments into Japan & APAC, Infrastructure, USA & Europe, and Insurance, reflecting changes in the segments used by the CODM for resource allocation and performance evaluation purposes. In connection with this change, segment information for the previous interim consolidated period and as of the end of the previous fiscal year has been retrospectively recast.

The principal businesses of each segment are as follows

Japan & APAC:

The Japan & APAC segment provides business solutions to corporate clients and engages in corporate investment activities in Japan, Asia and Australia. Its principal businesses include financial services such as leasing, lending and various types of financing; services such as life insurance sales, real estate brokerage and M&A advisory; automobile leasing and fleet management; rental of electronic measuring instruments, ICT-related equipment, transformers and other equipment; and corporate investments in Japan and overseas.

Infrastructure:

The Infrastructure segment engages in the development and operation of assets that support social and industrial infrastructure, as well as the provision of related services. Its principal businesses include environmental and energy-related businesses such as renewable energy power generation, electricity retailing and waste management; real estate investment and asset management; housing-related businesses; operation of hotels, Japanese inns and other facilities; and operation of airports and other public infrastructure. The segment also engages in investment, asset management and brokerage businesses related to aircraft and ships.

USA & Europe:

The USA & Europe segment engages primarily in investment, financing, asset management and advisory businesses in the United States and Europe.Its principal businesses include investment and financial services such as corporate finance, real estate finance, real estate investment, debt investment, asset valuation and private equity investment, as well as asset management businesses covering equities, fixed income and other asset classes.

Insurance:

The Insurance segment engages in the development and sale of insurance products and asset management activities.

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The CODM evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

Effective from the current fiscal year, the Company has revised the method of allocating interest expense for certain transactions. Accordingly, segment figures for the prior interim period have been recast to conform to the current presentation.

On April 27, 2026, the Company decided to sell all shares in ORIX Bank, a consolidated subsidiary, to Daiwa Next Bank, Ltd. As a result of this decision, the operations of ORIX Bank, which had previously been reported as continuing operations, have been classified as discontinued operations in the current fiscal year in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”). Segment information includes only amounts related to continuing operations and excludes the discontinued operations. Segment information for the previous interim consolidated period and as of the end of the previous fiscal year has also been recast to reflect this change. For further information on the discontinued operations, see Note (8), “Discontinued Operations Information (Unaudited).”

Segment information for the six months ended September 30, 2025 and six months ended September 30, 2026 is as follows:

	Millions of yen
	Six months ended September 30, 2025
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Finance revenues	76,931	8,637	52,738	72	138,378
Gains on investment securities and dividends	3,041	21,446	17,238	0	41,725
Operating leases	235,545	75,830	1,038	0	312,413
Life insurance premiums and related investment income	0	0	0	300,947	300,947
Sales of goods and real estate	137,210	67,052	575	0	204,837
Services income	102,821	279,724	146,681	0	529,226

Total Segment Revenues	555,548	452,689	218,270	301,019	1,527,526

Interest expense	26,994	20,925	25,245	259	73,423
Costs of operating leases	163,362	38,933	1,297	0	203,592
Life insurance costs	0	0	0	221,076	221,076
Costs of goods and real estate sold	96,692	56,424	267	0	153,383
Services expense	62,677	203,706	34,632	0	301,015
Other (income) and expense *	5,836	(7,017)	2,953	(3)	1,769
Selling, general and administrative expenses	111,406	43,029	123,649	28,857	306,941
Provision for credit losses, and write-downs of long-lived assets and securities	4,421	473	7,059	(26)	11,927

Total Segment Expenses	471,388	356,473	195,102	250,163	1,273,126

Equity in Net income (Loss) of equity method investments and others	41,545	104,792	(2,892)	(0)	143,445

Segment Profits	125,705	201,008	20,276	50,856	397,845

Significant non-cash items:
Depreciation and amortization	139,552	42,481	4,082	12,195	198,310
Increase in policy liabilities and policy account balances	0	0	0	196,700	196,700
Expenditures for long-lived assets	219,972	168,945	2,100	102	391,119

*

Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

	Millions of yen
	Six months ended September 30, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Finance revenues	76,638	14,807	53,243	74	144,762
Gains on investment securities and dividends	(1,609)	(159)	81,151	0	79,383
Operating leases	244,028	81,332	2,596	0	327,956
Life insurance premiums and related investment income	0	0	0	313,593	313,593
Sales of goods and real estate	161,602	68,041	1,628	0	231,271
Services income	130,034	237,858	207,911	0	575,803

Total Segment Revenues	610,693	401,879	346,529	313,667	1,672,768

Interest expense	32,015	22,005	28,684	254	82,958
Costs of operating leases	170,597	39,386	2,782	0	212,765
Life insurance costs	0	0	0	226,902	226,902
Costs of goods and real estate sold	117,658	55,949	939	0	174,546
Services expense	85,810	185,390	45,211	0	316,411
Other (income) and expense *	11,155	(3,648)	(9,409)	1	(1,901)
Selling, general and administrative expenses	123,381	46,138	183,958	29,346	382,823
Provision for credit losses, and write-downs of long-lived assets and securities	2,273	453	(241)	79	2,564

Total Segment Expenses	542,889	345,673	251,924	256,582	1,397,068

Equity in Net income (Loss) of equity method investments and others	848,610	25,873	(2,794)	(0)	871,689

Segment Profits	916,414	82,079	91,811	57,085	1,147,389

Significant non-cash items:
Depreciation and amortization	152,113	42,840	6,642	13,913	215,508
Increase in policy liabilities and policy account balances	0	0	0	123,224	123,224
Expenditures for long-lived assets	237,710	219,601	76,062	255	533,628

*

Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

Segment information as of March 31, 2026 and September 30, 2026 is as follows:

	Millions of yen
	As of March 31, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Net investment in leases	1,194,048	52,913	433	0	1,247,394
Installment loans	680,872	35,097	757,103	15,191	1,488,263
Investment in operating leases	1,118,843	976,673	39,605	25,457	2,160,578
Investment in securities	80,956	154,105	618,885	2,288,116	3,142,062
Property under facility operations and servicing assets	119,002	656,847	82,749	0	858,598
Inventories	45,020	223,164	699	0	268,883
Advances for finance lease and operating lease	11,317	78,924	0	0	90,241
Equity method investments	457,931	685,773	71,582	46,002	1,261,288
Advances for property under facility operations	4,001	123,899	0	0	127,900
Goodwill, intangible assets acquired in business combinations	384,231	221,750	690,949	4,452	1,301,382
Other assets *	624,640	365,927	479,026	819,052	2,288,645

Segment Assets	4,720,861	3,575,072	2,741,031	3,198,270	14,235,234

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, reinsurance recoverables and deferred acquisition costs.

	Millions of yen
	As of September 30, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Net investment in leases	1,192,932	36,065	1,825	0	1,230,822
Installment loans	645,638	37,425	835,600	16,255	1,534,918
Investment in operating leases	1,130,077	1,042,058	107,837	25,870	2,305,842
Investment in securities	95,933	152,193	458,618	2,265,348	2,972,092
Property under facility operations and servicing assets	88,514	669,735	85,712	0	843,961
Inventories	47,053	231,894	996	0	279,943
Advances for finance lease and operating lease	14,431	58,192	0	0	72,623
Equity method investments	1,198,833	705,094	77,343	47,620	2,028,890
Advances for property under facility operations	204	126,177	0	0	126,381
Goodwill, intangible assets acquired in business combinations	364,295	224,187	665,063	4,452	1,257,997
Other assets *	571,915	343,309	517,622	847,571	2,280,417

Segment Assets	5,349,825	3,626,329	2,750,616	3,207,116	14,933,886

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, reinsurance recoverables and deferred acquisition costs.

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen

	Six months ended September 30, 2025	Six months ended September 30, 2026
Segment revenues:
Total revenues for segments	1,527,526	1,672,768
Revenues related to corporate assets	38,104	42,797
Revenues from inter-segment transactions	(38,031)	(41,690)

Total consolidated revenues	1,527,599	1,673,875

Segment profits:
Total profits for segments	397,845	1,147,389
Corporate profits (losses)	(23,140)	(35,559)
Net Income before Income Taxes Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests	4,246	6,050

Total consolidated income from continuing operations before income taxes	378,951	1,117,880

(8) Discontinued Operations Information (Unaudited)

On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to sell all shares in ORIX Bank, a consolidated subsidiary of the Company. Pursuant to this agreement, the sale of the shares was completed on August 3, 2026. As a result, starting from the second quarter of the current fiscal year, ORIX Bank was excluded from the Company’s scope of consolidation.

As a result of the decision to sell the shares, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation.

Accordingly, in the condensed consolidated balance sheets, the prior-period balances of the assets and liabilities related to the business of ORIX Bank have been retrospectively reclassified and presented separately as “Assets of Discontinued Operations Held for Sale” and “Liabilities of Discontinued Operations Held for Sale,” respectively. Furthermore, in the condensed consolidated statements of income, the results of operations of ORIX Bank are presented separately from continuing operations as “discontinued operations.”. The prior-period results of operations related to the business of ORIX Bank have also been retrospectively reclassified to conform to the current-period presentation.

The Company recognized a gain of ¥124,295 million on the sale of the shares of ORIX Bank on August 3, 2026 in income from discontinued operations before income taxes during the six months ended September 30, 2026.

The following table presents the classes of assets and liabilities of discontinued operations classified as held for sale as of March 31, 2026 and September 30, 2026.

	Millions of yen

	As of March 31, 2026	As of September 30, 2026
Assets
Cash and Cash Equivalents	319,586	0
Restricted Cash	2,025	0
Installment Loans	2,685,320	0
Allowance for Credit Losses	(3,852)	0
Investment in Operating Leases	0	0
Investment in Securities	166,331	0
Equity method investments	2,239	0
Trade Notes, Accounts and Other Receivable	826	0
Office Facilities	13,890	0
Other Assets	9,037	0

Total Assets of Discontinued Operations Held for Sale	3,195,402	0

Liabilities
Short-term Debt	28,100	0
Deposits	2,623,225	0
Trade Notes, Accounts and Other Payable	1,013	0
Current and Deferred Income Taxes	3,712	0
Long-term Debt	166,600	0
Other Liabilities	120,438	0

Total Liabilities of Discontinued Operations Held for Sale	2,943,088	0

The following table presents the classes of net income from discontinued operations for the six months ended September 30, 2025 and 2026.

	Millions of yen

	Six months ended September 30, 2025	Six months ended September 30, 2026
Revenues :
Finance revenues	39,641	27,634
Gains (Losses) on investment securities and dividends	(3,975)	0
Services income	1,233	831

Total Revenues	36,899	28,465

Expenses :
Interest expense	8,782	8,126
Services expense	3,529	2,538
Other (income) and expense	10	(24)
Selling, general and administrative expenses	11,916	9,742
Provision for credit losses	207	105
Write-downs of long-lived assets	0	6,827

Total Expenses	24,444	27,314

Operating Income	12,455	1,151
Equity in Net Income (Loss) of Equity method investments	79	(74)
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	(3)	124,295

Income from Discontinued Operations before Income Taxes	12,531	125,372
Provision for Income Taxes	3,960	35,830

Net Income from Discontinued Operations	8,571	89,542

(9) Subsequent Events

There are no material subsequent events.

Announcement Regarding Interim Dividend for the Fiscal Year Ending March 31, 2027

TOKYO, Japan – November 9, 2026 – ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution approving the interim dividend, the record date of which is September 30, 2026.

Regarding the interim dividend for the fiscal year ending March 31, 2027, we have decided on a dividend per share of 113.56 yen based on the dividend policy resolved by the Board of Directors on August 6, 2026.

	Determined Items	Previous Dividend Forecast	Interim Dividend Paid for the Fiscal Year Ended March 31, 2026
Record Date	September 30, 2026	September 30, 2026	September 30, 2025
Dividend Per Share	113.56 yen*	107.27 yen	93.76 yen
Total Dividend Amount	122,593 million yen	—	104,883 million yen
Effective Date	December 7, 2026	—	December 9, 2025
Source of Dividend	Retained earnings	—	Retained earnings

*

In accordance with the dividend policy for the fiscal year ending March 31, 2027, the interim dividend was calculated by applying 39% to adjusted EPS based on adjusted net income attributable to ORIX Corporation Shareholders of 317,529 million yen for the six months ended September 30, 2026, calculated by deducting 538,689 million yen, the after-tax equivalent of the after-tax income arising from gains or losses on the sale and valuation of shares of Kioxia Holdings Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Hiroo Ota; “Kioxia”) by Toshiba Corporation (Head Office: Kawasaki City, Kanagawa Prefecture; President and CEO: Taro Shimada; “Toshiba”), which ORIX Corporation recognizes through TB Investment Limited Partnership, an equity-method affiliate of ORIX Corporation, from net income attributable to ORIX Corporation Shareholders of 856,218 million yen.

(Reference) ORIX Corporation’s dividend policy for the fiscal year ending March 31, 2027

For the fiscal year ending March 31, 2027, after-tax income arising from gains or losses on the sale and valuation of shares of Kioxia by Toshiba, recognized through TB Investment Limited Partnership, an equity-method affiliate of ORIX Corporation (the “Relevant Gains or Losses”), is recognized in ORIX Corporation’s consolidated earnings. Although the Relevant Gains or Losses are substantial, they may fluctuate with future changes in Kioxia’s share price. In addition, ORIX Corporation will not directly receive cash inflows corresponding to the Relevant Gains or Losses.

Accordingly, ORIX Corporation’s dividend policy for the fiscal year ending March 31, 2027 is that the annual dividend will be the higher of either an amount calculated by applying 39% to adjusted EPS calculated based on adjusted net income attributable to ORIX Corporation Shareholders after deducting the after-tax equivalent of the Relevant Gains or Losses from net income attributable to ORIX Corporation Shareholders, or 156.10 yen per share.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, asset management, real estate, public infrastructure, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2026)

Caution Concerning Forward-Looking Statements:

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2025 – March 31, 2026” furnished on Form 6-K.

Notice Regarding Recognition of Equity in Net Income of Equity Method Investments

TOKYO, Japan – November 9, 2026 – ORIX Corporation (“ORIX”) announced today that it recognized 809,610 million yen in equity in net income of equity method investments for the consolidated interim period of the fiscal year ending March 31, 2027 (April 1, 2026 – September 30, 2026).

The recognition was mainly attributable to ORIX recording 795,700 million yen in equity in net income of equity method investments through TB Investment Limited Partnership, an equity method investment of ORIX, in connection with gains on sales of shares and valuation gains related to Kioxia Holdings Corporation (Head office: Minato-ku, Tokyo; President and CEO: Hiroo Ota; “Kioxia”) recorded by Toshiba Corporation (Head office: Kawasaki City, Kanagawa Prefecture; President and CEO: Taro Shimada; “Toshiba”) in the fourth quarter of the fiscal year ended March 31, 2026 and the first quarter of the fiscal year ending March 31, 2027.

The future impact on ORIX’s earnings may fluctuate due to future changes in Kioxia’s share price and other factors. As it is currently difficult to reasonably estimate the impact on ORIX’s full-year consolidated results, ORIX has not revised its earnings forecasts.

Regarding the impact on ORIX’s full-year consolidated results, ORIX will promptly disclose any revision to its earnings forecasts if it determines that one is necessary.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, asset management, real estate, public infrastructure, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2026)

Caution Concerning Forward-Looking Statements:

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2025 – March 31, 2026” furnished on Form 6-K.